                                                           Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Dollars in Thousands)


                                                         Year Ended December 31,
                                        1998         1997         1996         1995         1994
Net Income. . . . . . . . . . . . .   $103,765     $ 52,128     $ 96,274     $110,873     $104,526
Taxes on Income . . . . . . . . . .     44,971       17,408       36,258       51,787       55,349
     Net Income Plus Taxes. . . . .    148,736       69,536      132,532      162,660      159,875

Fixed Charges:
  Interest on Long-Term Debt. . . .     45,990       46,062       46,304       47,073       47,827
  Interest on Other Indebtedness. .      3,368        4,388       11,758        5,190        5,183
  Interest on Corporate-owned
    Life Insurance Borrowings . . .     32,368       31,253       27,636       25,357       20,990
  Interest Applicable to Rentals. .     25,106       25,143       25,539       25,375       25,096
      Total Fixed Charges . . . . .    106,832      106,846      111,237      102,995       99,096

Earnings (1). . . . . . . . . . . .   $255,568     $176,382     $243,769     $265,655     $258,971

Ratio of Earnings to Fixed Charges.       2.39         1.65         2.19         2.58         2.61





     (1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on  indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.
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